JD 3/25

13014993

SEC
Mail Processing
Section

FEB 25 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENTERPRISE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 WINCOPIN CIRCLE
(No. and Street)

COLUMBIA (City) MD (State) 21044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colin Reznick LLP
(Name – *if individual, state last, first, middle name*)

7501 WISCONSIN AVE (Address) BETHESDA (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/27

OATH OR AFFIRMATION

I, Anna Zelinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENTERPRISE EQUITIES, INC., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anna H. Zelinsky
Signature

SVP & Chief Compliance Officer
Title

Marjorie A. Owens
Notary Public My Commission expires 4-27-2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements and
Independent Auditor's Report

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements and
Independent Auditor's Report

December 31, 2012

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Index

Independent Auditor's Report

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

Report on Financial Statements

We have audited the accompanying balance sheet of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Ownership, Inc.) for the year ended December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Bethesda, Maryland
February 7, 2013

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Balance Sheet

December 31, 2012

Assets		
Cash	$	212,302
Prepaid expenses and other assets		15,567
Income tax refund receivable		3,472
Total assets	$	231,341
Liabilities and Stockholder's Equity		
Liabilities		
Due to Enterprise Community Investment, Inc.	$	42,288
Total liabilities		42,288
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	231,341

See notes to financial statements

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Operations

Year ended December 31, 2012

Revenue	
Consulting fee income	$ 309,710
Total revenue	309,710
Operating expenses	
Payroll and benefits	232,209
Other operating expenses	32,044
Licenses and membership fees	20,095
Professional fees	18,250
Total operating expenses	302,598
Income before taxes	7,112
Income tax expense	7,112
Net income	$ -

See notes to financial statements

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2011	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income	-	-	-	-
Balance, December 31, 2012	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See notes to financial statements

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities:		
Increase in prepaid expenses and other assets		(118)
Decrease in income tax refund receivable		253
Decrease in due to Enterprise Community Investment, Inc., net		(14,114)
Net cash used in operating activities		(13,979)
Cash, beginning of year		226,281
Cash, end of year	$	212,302
Supplemental disclosure of cash flow information		
Payments made for income taxes	$	2,995

See notes to financial statements

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

Enterprise Equities, Inc. (we or us) is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. (EOI). Enterprise Equities, Inc. was previously a wholly-owned subsidiary of Enterprise Community Investment, Inc. (Enterprise). As part of a reorganization at Enterprise, all shares of Enterprise Equities, Inc. were transferred from Enterprise to EOI, effective July 1, 2012. Enterprise is the sole stockholder of EOI. Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission (SEC) for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Association (FINRA). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in twenty-nine states throughout the United States of America and the District of Columbia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2012, we had no items that could be considered cash equivalents.

Consulting Fee Income

Consulting fee income is recognized as earned when services are provided.

Note 2 - Income Taxes

We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten agreement, we are included in the consolidated federal income tax return filed by EOI and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. Income tax expense incurred for the year ended December 31, 2012 was $7,112. Taxes are primarily composed of minimum state franchise taxes not based on income.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2008 and subsequent years. We also generally remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

Note 3 - Net Capital Requirement

We are required to comply with the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC). This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2012, our net capital was $159,646, which was $154,646 in excess of its minimum requirement of $5,000.

Note 4 - Exemption from Rule 15c3-3

We are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Note 5 - Due to Enterprise Community Investment, Inc.

We have a consulting agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2012, these costs totaled $309,710. The agreement with Enterprise will continue until terminated by either us or Enterprise with 30 days notice.

As we have no employees of our own, all of our costs are paid for by Enterprise and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll and benefit costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. All other costs incurred with Enterprise are allocated to us on an actual or usage basis.

The amount due to Enterprise is non-interest bearing and payable on demand. Additionally, any and all amounts owed to Enterprise and/or its affiliates are subordinate to all of our other debt and obligations to other parties. As of December 31, 2012, $42,288 is due to Enterprise.

Note 6 - Major Customer

Our sole source of revenue is through selling direct participation equity interests in real estate limited partnerships to Enterprise via our consulting agreement with Enterprise as identified in Note 5.

Note 7 - Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 7, 2013 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	42,288
Total aggregate indebtedness	$	42,288
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		49,000
Retained earnings		139,053
		189,053
Debit items:		
Prepaid expenses and other assets		15,567
FINRA depository		13,840
		29,407
Net capital	$	159,646
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess of net capital over minimum net capital	$	154,646
Net capital less greater of 10% aggregate indebtedness or 120% of $5,000 minimum net capital required	$	153,646
Ratio of aggregate indebtedness to net capital		26.5%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2012.

Independent Auditors' Report on Internal Control
Required by Securities and Exchange
Commission (SEC) Rule 17a-5(g)(1)

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Ownership, Inc.) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act

of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Bethesda, Maryland
February 7, 2013

COHN REZNICK

ACCOUNTING • TAX • ADVISORY